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                            December 7, 2020

       Byron C. Wiley
       President
       Wiley Area Development LLC
       572 Breckenridge Way
       Beavercreek, OH 45430

                                                        Re: Wiley Area
Development LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed November 20,
2020
                                                            File No. 024-11010

       Dear Mr. Wiley:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 1 on Form 1-A filed November 20, 2020

       Section F/S
       Financial Statements, page 117

   1. We note the hyperlinks to your previously filed financial statements. However, Instruction
                                                        III(c) to Form 1-A does
not allow you to incorporate financial information. Please amend to include the
appropriate financial statements and auditor consent.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Byron C. Wiley
Wiley Area Development LLC
December 7, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                          Sincerely,
FirstName LastNameByron C. Wiley
                                                          Division of
Corporation Finance
Comapany NameWiley Area Development LLC
                                                          Office of Trade &
Services
December 7, 2020 Page 2
cc:       Kendall Almerico
FirstName LastName